UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 2

Under the Securities Exchange Act of 1934

Globalstar, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

378973408
(CUSIP Number)

Gerald S. Greenberg, Esq.
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH  45202
(513) 381-2838
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 378973408

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Globalstar Holdings, LLC
41-2116509

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

7 SOLE VOTING POWER

-0-
NUMBER OF
SHARES	8 SHARED VOTING POWER
BENEFICIALLY
OWNED BY	38,640,750
EACH
REPORTING	9 SOLE DISPOSITIVE POWER
PERSON WITH
-0-

10 SHARED DISPOSITIVE POWER

38,640,750

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

38,640,750

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%

14 TYPE OF REPORTING PERSON*
OO

CUSIP No. 378973408

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thermo Funding Company LLC
84-6331739

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

7 SOLE VOTING POWER

-0-
NUMBER OF
SHARES	8 SHARED VOTING POWER
BENEFICIALLY
OWNED BY	171,390,667
EACH
REPORTING	9 SOLE DISPOSITIVE POWER
PERSON WITH
-0-

10 SHARED DISPOSITIVE POWER

171,390,667

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

171,390,667

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.1%

14 TYPE OF REPORTING PERSON*

OO

CUSIP No. 378973408

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Globalstar Satellite, LP
33-1077009

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

7 SOLE VOTING POWER

-0-
NUMBER OF
SHARES	8 SHARED VOTING POWER
BENEFICIALLY
OWNED BY	618,558
EACH
REPORTING	9 SOLE DISPOSITIVE POWER
PERSON WITH
-0-

10 SHARED DISPOSITIVE POWER

618,558

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

618,558

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14 TYPE OF REPORTING PERSON*
PN

CUSIP No. 378973408

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James Monroe III

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*

PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

7 SOLE VOTING POWER

-0-
NUMBER OF
SHARES	8 SHARED VOTING POWER
BENEFICIALLY
OWNED BY	220,864,974
EACH
REPORTING	9 SOLE DISPOSITIVE POWER
PERSON WITH
-0-

10 SHARED DISPOSITIVE POWER

220,864,974

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.9%

14 TYPE OF REPORTING PERSON*

IN

Globalstar Holdings, LLC, Thermo Funding Company, LLC (“Thermo Funding”), Globalstar Satellite, L.P. and James Monroe III (including a trust controlled by him) are sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

This filing amends the Schedule 13D Amendment #1 filed May 18, 2009 to amend Items 3 through 7 as follows:

Item 3. Source and Amount of Funds or Other Considerations.

            The shares of Common Stock referred to in Item 5(a) hereof as being beneficially owned by the Reporting Parties were acquired by the Reporting Parties in transactions which have been previously described in filings pursuant to Rule 13d-1 and Rule 13d-2 under the Act on Schedule 13D.

In addition, the Reporting Persons engaged in the transactions listed in Item 5(c) and described in Item 6 with Globalstar, Inc. (the “Issuer”) with general working capital as the source of funds for the purchases and forgiveness of debt for the conversion.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock described in Item 3 for the purpose of increasing the equity position of the Reporting Persons, providing additional working capital to, and reducing the debt of, the Issuer.  The Reporting Persons considered the Common Stock to be an attractive investment at the price levels at which they acquired the shares of Common Stock.  The Reporting Persons may acquire additional shares of Common Stock in the future.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which related to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

In the ordinary course of strategic planning for the Issuer, the Board of Directors has discussed, and in the future may discuss, some or all of the items listed in (a) through (j) above.  Mr. Monroe participates in those discussions as Chairman of the Board.

Item 5. Interest in Securities of Issuer.

The calculations of percentage in this Schedule 13D, Amendment #2 are based on the number of shares of Common Stock (145,309,799 shares) outstanding on August 6, 2009, plus the shares that may be issued to the Reporting Persons within 60 days upon the exercise of stock options or warrants and the conversion of 8.00% Notes into Common Stock.

Globalstar Holdings, LLC

(a)	See page 2, nos. 11 and 13.
(b)	See page 2, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Thermo Funding Company LLC

(a)	See page 3, nos. 11 and 13.
(b)	See page 3, nos. 7-10.
(c)	Acquisitions by Thermo Funding Company, LLC within the last 60 days pursuant to privately negotiated transactions:

Date	Number of shares (as converted or exercised)	Price per share
June 19, 2009	126,174,034	$1.37
June 19, 2009	4,205,608	$1.37
June 25, 2009	4,379,562	$1.37
(d)	None.
(e)	Not Applicable.

Globalstar Satellite, L.P.

(a)	See page 4, nos. 11 and 13.
(b)	See page 4, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

James Monroe III

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.
(c)	Acquisitions by James Monroe III, through his trust, within the last 60 days, pursuant to a public offering

Date	Number of shares (as converted or exercised)	Price per share
June 19, 2009	9,499,999	$1.80

(d)	None.
(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons amend Item 6 to add additional agreements.  No common stock was issuable to the Reporting Persons until stockholder approval of the agreements was obtained in accordance with the Nasdaq Stock Market Listing Rules.  This approval became effective on August 6, 2009.

8.00% Convertible Senior Unsecured Note and Warrant Offering

On June 19, 2009, the Issuer sold $55 million in aggregate principal amount of 8.00% Convertible Senior Unsecured Notes (“8.00% Notes”) and warrants (“Warrants”) to purchase 15,277,771 shares of the Issuer’s Common Stock at an initial exercise price of $1.80 per share to selected institutional investors in a direct offering registered under the Securities Act of 1933. Mr. Monroe’s trust purchased $11.4 million principal aggregate amount of the 8.00% Notes, which included the right to convert the notes into 6,333,333 shares of Common Stock (based on the initial conversion price prior to interest payments) and 3,166,666 Warrants.  The 8.00% Notes are convertible into shares of Common Stock at an initial conversion price of $1.80 per share of Common Stock, subject to adjustment in the manner set forth in the supplemental indenture governing the 8.00% Notes.

The Warrants have full ratchet anti-dilution protection, and the exercise price of the Warrants is subject to adjustment under certain other circumstances. In addition, if the closing price of the common stock on September 19, 2010 is less than the exercise price of the Warrants then in effect, the exercise price of the Warrants will be reset to equal the volume-weighted average closing price of the common stock for the previous 15 trading days. In the event of certain transactions that involve a change of control (“Fundamental Transactions”), the holders of the Warrants have the right to make the Issuer purchase the Warrants for cash, subject to certain conditions. The exercise period for the Warrants will begin on December 19, 2009 and end on June 19, 2014.

Debt Conversion

On June 19, 2009, Thermo Funding exchanged all of the outstanding secured debt (including accrued interest) owed to it by us under an existing credit agreement with the Issuer, which totaled approximately $180.2 million, for one share of Series A Convertible Preferred Stock (the “Series A Preferred”), and the credit agreement was terminated. The Series A Preferred includes the following terms:

Liquidation Preference. The Series A Preferred has a $0.01 liquidation preference upon any voluntary or involuntary liquidation, dissolution or winding up of the company.

Dividend Preference. The Series A Preferred has no dividend preference to the Common Stock.

Voting Rights. Subject to the conversion limitation set forth below, Thermo Funding may vote its share of Series A Preferred with holders of our Common Stock, voting as a single class, on an as-converted basis.

Conversion Rights and Limitations. The Series A Preferred is convertible into 126,174,034 shares of Common Stock or any class of nonvoting common stock which the Issuer may be authorized to issue in the future. In addition, no Common Stock is issuable upon such conversion if such issuance would cause Thermo Funding and its affiliates to own more than 70% of the Issuer’s outstanding voting stock. If the Board of Directors and stockholders approve the creation of a class of nonvoting common stock in the future, the Issuer may issue nonvoting common stock in lieu of Common Stock to the extent issuing Common Stock would cause Thermo Funding and its affiliates to exceed this 70% ownership level.

Additional Issuances. We may not issue additional shares of Series A Preferred or create any other class or series of capital stock that ranks senior to or on parity with the Series A Preferred without the consent of Thermo Funding.

Contingent Equity Agreement

On June 19, 2009, the Issuer entered into a Contingent Equity Agreement with Thermo Funding whereby Thermo Funding agreed to deposit $60 million into a contingent equity account to fulfill a condition precedent for borrowing under Issuer’s senior secured facility agreement with a syndicate of French banks dated as of June 5, 2009 (the “Facility Agreement”). Under the terms of the Facility Agreement, the Issuer will be required to make drawings from this account if and to the extent it has an actual or projected deficiency in its ability to meet indebtedness obligations due within a forward-looking 90 day period. Thermo Funding has pledged the contingent equity account to secure the Issuer’s obligations under the Facility Agreement. If the Issuer makes any drawings from the contingent equity account, it will issue Thermo Funding shares of Common Stock calculated using a price per share equal to 80% of the volume-weighted average closing price of the Common Stock for the 15 trading days immediately preceding the draw. Thermo Funding may withdraw undrawn amounts in the account after the Issuer has made the second scheduled repayment under the Facility Agreement, which it currently expects to be no later than June 15, 2012.

The Contingent Equity Agreement also provides that the Issuer will pay Thermo Funding an availability fee of 10% per year for maintaining funds in the contingent equity account. This fee is payable solely in warrants to purchase Common Stock at $0.01 per share with a five-year exercise period from issuance, with respect to a number of shares equal to the available balance in the contingent equity account divided by $1.37, subject to certain adjustments. The Issuer issued Thermo Funding a warrant to purchase 4,379,562 shares of Common Stock for this fee at origination of the loan. No Common Stock is issuable if it would cause Thermo Funding and its affiliates to own more than 70% of the Issuer’s outstanding voting stock. If the Issuer’s Board of Directors and stockholders approve the creation of a class of nonvoting common stock in the future, the Issuer may issue nonvoting common stock in lieu of Common Stock to the extent issuing Common Stock would cause Thermo Funding and its affiliates to exceed this 70% ownership level.

Subordinated Loan Agreement

On June 25, 2009, the Issuer entered into a Loan Agreement with Thermo Funding whereby Thermo Funding agreed to lend the Issuer $25 million for the purpose of funding the debt service reserve account required under the Facility Agreement. This loan is subordinated to, and the debt service reserve account is pledged to secure, all of the Issuer’s obligations under the Facility Agreement. The loan accrues interest at 12% per annum, which will be capitalized and added to the outstanding principal in lieu of cash payments. The Issuer will make payments to Thermo Funding only when permitted under the Facility Agreement. The loan becomes due and payable six months after the obligations under the Facility Agreement have been paid in full, the Issuer has a change in control or any acceleration of the maturity of the loans under the Facility Agreement occurs. As additional consideration for the loan, the Issuer issued Thermo Funding a warrant to purchase 4,205,608 shares of Common Stock at $0.01 per share with a five-year exercise period. No Common Stock is issuable upon such exercise if such issuance would cause Thermo Funding and its affiliates to own more than 70% of the Issuer’s outstanding voting stock.

Item 7.  Material to be Filed as Exhibits.

The following exhibits are incorporated by reference from the Globalstar, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 10, 2009 (the “10-Q”).

1.           Certificate of Designation for Series A Convertible Preferred Stock (Exhibit 3.1 to the 10-Q)

2.           Warrant issued to Thermo Funding Company LLC pursuant to the Contingent Equity Agreement dated as of June 19, 2009 (Exhibit 4.1 to the 10-Q)

3.           Form of Warrant for issuances to Thermo Funding Company LLC pursuant to the Loan Agreement dated as of June 25, 2009 (Exhibit 4.2 to the 10-Q)

4.           Conversion Agreement between Globalstar, Inc. and Thermo Funding Company LLC dated as of June 19, 2009 (Exhibit 10.3 to the 10-Q)

5.           Contingent Equity Agreement between Globalstar, Inc. and Thermo Funding Company LLC dated as of June 19, 2009 (Exhibit 10.4 to the 10-Q)

6.           Loan Agreement between Globalstar, Inc. and Thermo Funding Company LLC dated as of June 25, 2009 (Exhibit 10.5 to the 10-Q)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: August 10, 2009

GLOBALSTAR HOLDINGS, LLC

By:/s/*
James Monroe III, Manager
Dated:  August 10, 2009

THERMO FUNDING COMPANY LLC

By:/s/*
James Monroe III, Trustee of Sole Member
Dated:  August 10, 2009

GLOBALSTAR SATELLITE, L.P.

By:/s/*
James Monroe III, President of General Partner
Dated:  August 10, 2009

/s/*
James Monroe III
Dated:  August 10, 2009

* By Bridget C. Hoffman, Attorney-in-Fact

/s/ Bridget C. Hoffman
Bridget C. Hoffman
Dated: August 10, 2009